OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  )*

PROFESSIONALS DIRECT, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
74390C106
(CUSIP Number)
Charles Cronin, Vice President, Group Counsel
The Hanover Insurance Group, Inc.
440 Lincoln Street, N435
Worcester, MA 01653
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 25, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on Following pages

CUSIP No.	74390C106	Page	2	of	33

1	NAMES OF REPORTING PERSONS: The Hanover Insurance Group, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		32,675

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	32,675[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.80%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
1 Beneficial ownership of the common stock referred to herein is being reported hereunder solely because The Hanover Insurance Group, Inc. may be deemed to beneficially own such shares as a result of the Voting Agreements described in Item 6 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by The Hanover Insurance Group, Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	74390C106	Page	3	of	33

1	NAMES OF REPORTING PERSONS: Hanover Acquisition Corp.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		32,675

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	32,675[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.80%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
1 Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Hanover Acquisition Corp. may be deemed to beneficially own such shares as a result of the Voting Agreements described in Item 6 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Hanover Acquisition Corp. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Page 4 of 33 Pages
     Item 1. Security and Issuer
     This Schedule 13D relates to the common stock, no par value (the “Common Stock”) of Professionals Direct, Inc., a Michigan corporation (the “Company”). The principal executive office of the Issuer is located at 5211 Cascade Road, S.E., Grand Rapids, Michigan 49546.
     Item 2. Identity and Background
     This statement is filed by The Hanover Insurance Group, Inc., a Delaware corporation (“Hanover”), and by Hanover Acquisition Corp., a Michigan corporation (“Purchaser” and together with Hanover, the “Reporting Persons”) and an indirect wholly owned subsidiary of Hanover.
     The principal executive offices of Hanover and Purchaser are located at 440 Lincoln Street, Worcester, Massachusetts 01653. Hanover is a New York Stock Exchange-listed holding company for a group of insurers.
     Hanover Acquisition Corp. was formed by Hanover for the specific purpose of being a party to the Merger Agreement (as defined below). Purchaser has not conducted any other business to date. On the date hereof, Purchaser is an indirect wholly owned subsidiary of Hanover and, following the Merger (as defined below), the Company will be an indirect wholly owned subsidiary of Hanover.
     For information with respect to the identity and background of each executive officer and director of Hanover and Purchaser, see Schedules I and II attached hereto, respectively. All of the executive officers and directors of Hanover and Purchaser are citizens of the United States of America.
     During the last five years, neither Hanover nor Purchaser, nor, to the best of their knowledge, any person identified in Schedules I or II, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Item 3. Source and Amount of Funds or Other Consideration
     As described in Item 6, the shares of Common Stock to which this statement relates (i) are covered by Voting Agreements (as defined below) entered into as an inducement and a condition to the Reporting Persons entering into a Merger Agreement with the Company as described in Item 6 below and (ii) have not been purchased by the Reporting Persons.
     Item 4. Purpose of Transaction
     As described in Item 6 below, the Reporting Persons, pursuant to the Merger Agreement, propose to complete the Merger Agreement, which will result in the Company becoming an indirect wholly owned subsidiary of Hanover and the Common Stock no longer being registered

Page 5 of 33 Pages

pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, or quoted on the OTC.
     It is anticipated that upon consummation of the Merger, the officers and directors of the Purchaser will become the officers and directors of the Company (the surviving corporation in the Merger), until their respective successors are duly elected or appointed and qualified.
     Item 5. Interest in Securities of the Issuer
     The Reporting Persons disclaim any beneficial ownership of shares of Common Stock, and nothing herein shall be deemed to be an admission by the Reporting Persons as to the beneficial ownership of any such shares.
     For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Hanover and Purchaser, by reason of the execution and delivery of the Voting Agreements reference in Item 6 below, may be deemed to have shared voting power with respect to (and therefore beneficially own) 32,675 shares of Common Stock, representing approximately 9.80% of the outstanding shares of Common Stock.
     Neither Hanover nor Purchaser has the sole power to vote or to direct the vote of any shares of Common Stock. Neither Hanover nor Purchaser has the sole or shared power to dispose or to direct the disposition of any shares of Common Stock.
     Except as set forth in this Item 5, neither Hanover nor Purchaser, nor any person controlling Hanover or Purchaser, nor, to the best of their knowledge, any person identified on Schedules I or II hereto, owns beneficially any shares of Common Stock.
     Except for the execution and delivery of the Voting Agreements and the Merger Agreement referenced in Item 6 below, no transactions in shares of Common Stock were effected by Hanover or Purchaser, nor any person controlling Hanover or Purchaser, nor, to the best of their knowledge, any person identified on Schedules I or II hereto, during the 60 days prior to the date hereof.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     On June 25, 2007, Hanover, Purchaser and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for, among other things, the merger of Purchaser with and into the Company (the “Merger”), with the Company to continue as the surviving corporation, all subject to the terms and conditions set forth in the Merger Agreement. As a result of the Merger, the Company will become an indirect wholly owned subsidiary of Hanover. Consummation of the Merger is subject to the satisfaction or waiver (if permissible) of a number of conditions set forth in the Merger Agreement.
     As an inducement and a condition to Hanover and Purchaser entering into the Merger Agreement, Hanover and Purchaser entered into Voting Agreements, each dated as of June 25, 2007 (the “Voting Agreements”), with Stephen M. Tuuk, Stephen M. Westfield and Tracy T. Larsen (the “Voting Agreement Signatories”). As of June 25, 2007, the Voting Agreement

Page 6 of 33 Pages

Signatories together have voting and dispositive control over 32,675 shares of Common Stock, representing approximately 9.80% of the outstanding shares of Common Stock. Pursuant to the Voting Agreements, each Voting Agreement Signatory has agreed to vote his shares (a) in favor of the Merger, the Merger Agreement and the transactions contemplated thereby, (b) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement, and (c) against any action or agreement that would materially impede, interfere with or attempt to discourage the Merger. In addition, under the Voting Agreements (so long as they remain in effect), each Voting Agreement Signatory has granted an irrevocable proxy to and appointed Hanover as such Voting Agreement Signatory’s proxy and attorney-in-fact to vote, act by written consent or grant a consent, proxy or approval in respect of all shares of Common Stock held by the Voting Agreement Signatory with respect to such vote or action by written consent, solely for the purposes of voting in favor of the Merger, the Merger Agreement (as amended from time to time, except for an amendment that would result in termination of the Voting Agreement pursuant to the terms thereof) and any of the transactions contemplated by the Merger Agreement.
     The agreements contained in each Voting Agreement shall terminate automatically upon the earliest to occur of (a) an amendment or modification to or waiver under the Merger Agreement that would be economically adverse to the Voting Agreement Signatory, (b) the termination of the Merger Agreement, (c) the completion of the Merger, or (d) in the case of Mr. Larsen, the determination by Mr. Larsen after receiving the advice of legal counsel that failure to terminate this Agreement would be inconsistent with his fiduciary duties as Chairman of the Special Committee of the Board of Directors of the Company.
     The summary contained in this Statement on Schedule 13D of certain provisions of the Merger Agreement and the Voting Agreements is qualified in its entirety by reference to the Merger Agreement and the Voting Agreements, copies of which are filed as exhibits to this Schedule 13D, and which are hereby incorporated herein by reference.
     Except for the Merger Agreement and the Voting Agreements, to the best of Hanover’s or Purchaser’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Hanover, Purchaser or any person controlling Hanover or Purchaser, or any person identified on Schedules I or II hereto, and any other person with respect to any securities of the Company, including but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
     Item 7. Materials to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Voting Agreement, dated June 25, 2007, between The Hanover Insurance Group, Inc., Hanover Acquisition Corp. and Stephen M. Tuuk.

Exhibit 3	Voting Agreement, dated June 25, 2007, between The Hanover Insurance Group, Inc., Hanover Acquisition Corp. and Stephen M. Westfield.

Page 7 of 33 Pages

Exhibit 4	Voting Agreement, dated June 25, 2007, between The Hanover Insurance Group, Inc., Hanover Acquisition Corp. and Tracy T. Larsen.

Exhibit 5	Agreement and Plan of Merger, dated June 25, 2007, between Professionals Direct, Inc., The Hanover Insurance Group, Inc. and Hanover Acquisition Corp. incorporated by reference to Exhibit 2.1 of Professionals Direct, Inc.’s Form 8-K filed with the Securities and Exchange Commission on June 25, 2007.

Page 8 of 33 Pages

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: July 23, 2007

THE HANOVER INSURANCE GROUP, INC.
By:	/s/ Andrew S. Robinson
Name:	Andrew S. Robinson
Title:	Senior Vice President

HANOVER ACQUISITION CORP.
By:	/s/ Andrew S. Robinson
Name:	Andrew S. Robinson
Title:	Vice President

Page 9 of 33 Pages

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Voting Agreement, dated June 25, 2007, between The Hanover Insurance Group, Inc., Hanover Acquisition Corp and Stephen M. Tuuk.

Exhibit 3	Voting Agreement, dated June 25, 2007, between The Hanover Insurance Group, Inc., Hanover Acquisition Corp and Stephen M. Westfield.

Exhibit 4	Voting Agreement, dated June 25, 2007, between The Hanover Insurance Group, Inc., Hanover Acquisition Corp and Tracy T. Larsen.

Exhibit 5	Agreement and Plan of Merger, dated June 25, 2007, between Professionals Direct, Inc., The Hanover Insurance Group, Inc. and Hanover Acquisition Corp incorporated by reference to Exhibit 2.1 of Professionals Direct, Inc.’s Form 8-K filed with the Securities and Exchange Commission on June 25, 2007.

Page 10 of 33 Pages

Exhibit 1
JOINT FILING AGREEMENT
     The undersigned hereby agree that the Schedule 13D to which this Agreement is attached is filed on behalf of each one of them pursuant to Rule 13d-1(k)(1)(iii). This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall together constitute one instrument.
     Dated: July 23, 2007

THE HANOVER INSURANCE GROUP, INC.
By:	/s/ Andrew S. Robinson
Name:	Andrew S. Robinson
Title:	Senior Vice President

HANOVER ACQUISITION CORP.
By:	/s/ Andrew S. Robinson
Name:	Andrew S. Robinson
Title:	Vice President

Page 11 of 33 Pages

Exhibit 2
VOTING AGREEMENT
     THIS VOTING AGREEMENT (the “Agreement”) is dated as of June 25, 2007 by and among The Hanover Insurance Group, Inc., a Delaware corporation (“Parent”), Hanover Acquisition Corp., a Michigan corporation and a subsidiary of Parent (“Merger Sub”) and Stephen M. Tuuk (the “Stockholder”).
WITNESSETH:
     WHEREAS, Parent, Professionals Direct, Inc., a Michigan corporation (“Company”) and Merger Sub are entering into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), pursuant to which Parent will acquire all of the outstanding shares of common stock (“Common Stock”) of Company pursuant to a merger of Merger Sub with and into Company (the “Merger”);
     WHEREAS, the Stockholder owns, as of the date hereof, 16,675 shares of Common Stock (the “Shares”);
     WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, and in reliance on the representations, warranties, covenants and agreements of the Stockholder hereunder, Parent and Merger Sub have requested that the Stockholder agree, and the Stockholder has agreed, to enter into this Agreement; and
     WHEREAS, this Agreement is being entered into concurrently with the execution of the Merger Agreement.
     NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements herein contained, the parties agree as follows. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Merger Agreement.
     1. Agreement to Vote. The Stockholder hereby agrees that, during the term of this Agreement, at any meeting of the stockholders of Company, however called, and in any action by consent of the stockholders of Company, however taken, the Stockholder shall cause all of the Shares owned by Stockholder to be present for quorum purposes and to vote at such meeting and shall cause all of the Shares to be voted in any such consent, and in either case, shall: (a) vote the Shares in favor of the adoption of the Merger Agreement and approval of the Merger and any of the transactions contemplated by the Merger Agreement (as amended from time to time, except for any amendment, modification or waiver that results in termination of this Agreement pursuant to Section 4 hereof); (b) vote the Shares against any action or agreement that would, or would reasonably be expected to, result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or that would result in a failure to satisfy any condition on the part of the Company to be satisfied under the Merger Agreement; and (c) vote the Shares against any action or agreement, including but not limited to any extraordinary corporate transaction (other than the Merger), such as a merger, other business combination, recapitalization, reorganization or liquidation, involving the Company that would, or would reasonably be expected to, impede, interfere with, delay, postpone or attempt to discourage the Merger.

Page 12 of 33 Pages

     2. Irrevocable Proxy. In furtherance of Section 1, the Stockholder hereby irrevocably grants to, and appoints, Parent, and any individual designated in writing by Parent, and each of them individually, as Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Stockholder, to vote, act by written consent or grant a consent, proxy or approval with respect to the Shares in accordance with Section 1 hereof (i) at any meeting of the stockholders of the Company called with respect to any of the matters specified in this Agreement and (ii) by execution of a written consent to action in lieu of any such meeting. The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance on its execution and delivery of this Agreement. The Stockholder hereby affirms that the proxy set forth in this Section 2 is given by it in connection with the execution of the Merger Agreement, that such proxy is irrevocable and that such irrevocable proxy is given to secure the performance of its duties under this Agreement. Except as otherwise provided for herein, the Stockholder hereby (i) affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked, (ii) ratifies and confirms all that the proxies appointed hereunder may lawfully do or cause to be done by virtue hereof and (iii) affirms that this irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 422 of the Michigan Business Corporation Act. Notwithstanding any other provision of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate on the termination of this Agreement pursuant to Section 4.
     3. Representations and Warranties of Stockholder. The Stockholder represents and warrants to Parent and Merger Sub with respect to itself and the Shares that are owned by it as follows:
     3.1 Ownership of Shares. On the date hereof, Stockholder is the sole record or beneficial owner of the Shares. For purposes of this Agreement, beneficial ownership of securities shall be determined in accordance, with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Stockholder currently has with respect to the Shares, and at Closing will have with respect to such Shares, directly or indirectly, good, valid and marketable title, free and clear of all liens, encumbrances, restrictions, options, warrants, rights to purchase, voting agreements or voting trusts, and claims of every kind (other than the encumbrances created by this Agreement and other than restrictions on transfer under applicable federal and state securities laws). On the date hereof, the Shares constitute all of the shares of Common Stock of the Company owned of record or beneficially owned by the Stockholder.
     3.2 Power; Binding Agreement. Stockholder has the full legal right, power and authority to enter into and perform all of Stockholder’s obligations under this Agreement. The execution, delivery and performance of this Agreement by Stockholder will not violate any other agreement to which Stockholder is a party including, without limitation, any voting agreement, stockholder agreement or voting trust. This Agreement has been duly authorized, executed and delivered by Stockholder and constitutes a legal, valid and binding agreement of Stockholder, enforceable in accordance with its terms. The execution, delivery and performance of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, contravene, conflict with, or result in any violation of, breach of or default by (with or without notice or lapse of time, or both) the Stockholder under,

2

Page 13 of 33 Pages

or give rise to a right of termination, cancellation or acceleration of any obligation under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the Shares under, any provision of: (i) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to the Stockholder or (ii) any judgment, order, decree, statute, law, ordinance, injunction, rule or regulation applicable to the Stockholder or any of the Shares, other than such conflicts, violations, defaults, rights, liens, security interests, charges or encumbrances that, individually or in the aggregate, would not materially impair the ability of the Stockholder to perform its obligations hereunder.
     3.3 Finder’s Fees. No person or entity is, or will be, entitled to any commission or finder’s fees from Stockholder in connection with this Agreement or the transactions contemplated herein.
     3.4 Sophistication. The Stockholder acknowledges being a sophisticated investor who, together with their financial advisors and independent legal counsel, has undertaken such investigation as they have deemed necessary, including inquiries of the Company and review of the Merger Agreement and this Agreement, to enable the Stockholder to make an informed and intelligent decision with respect to the Merger Agreement and this Agreement, and the transactions contemplated hereby.
     4. Termination. The term of this Agreement commences on the execution and delivery of this Agreement by all of the parties hereto and continues until it is terminated in accordance with its terms. The Agreement may be terminated as to the Stockholder at any time by mutual written consent of the Stockholder and Parent. This Agreement, and all the obligations of the Stockholder hereunder shall terminate, without any action by the parties hereto, upon the earliest to occur of (a) in the event of an amendment or modification to or waiver under the Merger Agreement that is or would be adverse to the Stockholder, upon such amendment, modification, waiver or reduction, (b) in the event the Merger Agreement is terminated by any party in accordance with its terms, upon such termination, or (c) in the event the Merger is consummated, upon the Effective Time (as defined in the Merger Agreement).
     5. Expenses. Each party hereto will pay all of its expenses in connection with the transactions contemplated by this Agreement including, without limitation, the fees and expenses of its counsel and other advisers.
     6. No Disposition or Encumbrance of Shares; No Proxies. The Stockholder represents, covenants and agrees that, except for the proxy granted in Section 2 and as contemplated by this Agreement: (a) Stockholder will not, directly or indirectly, during the term of this Agreement, offer for sale or agree to sell, transfer, tender, assign, pledge, hypothecate or otherwise dispose of or enter into any contract, option or other arrangement or understanding with respect to, or consent to, the offer for sale, sale, transfer, tender, pledge, hypothecation, encumbrance, assignment or other disposition of, or create any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on voting rights, charge or other encumbrance of any nature whatsoever with respect to any or all of the Shares or any interest thereon now legally and/or beneficially owned by the Stockholder; (b) Stockholder shall not, during the term of this Agreement, grant any proxy, irrevocable proxy or power of attorney or

3

Page 14 of 33 Pages

deposit any Shares into a voting trust or enter into a voting agreement with respect to the voting of the Shares (each, a “Voting Proxy”) with any person except to vote in favor of any of the transactions contemplated by this Agreement or the Merger Agreement; (c) Stockholder has granted no Voting Proxy which is currently (or which during the term of this Agreement will become) effective with respect to the Shares, and if any Voting Proxy has been granted to any person, such Voting Proxy is hereby revoked; (d) no Voting Proxy shall be given or written consent executed by the Stockholder after the date hereof with respect to the Shares (and if given or executed, shall not be effective) so long as this Agreement remains in effect; and (e) during the term of this Agreement, Stockholder shall not, and shall not offer to agree to, acquire any additional shares of Common Stock without the prior written consent of Parent or Merger Sub.
     7. Shares. The only Shares covered by this Agreement shall be the Shares owned by the Stockholder on the date hereof, unless the Parent elects in writing to have any other Shares hereafter acquired by the Stockholder covered by this Agreement.
     8. Survival of Representations and Warranties. The representations and warranties of the Stockholder set forth in Section 3 hereof shall not survive the termination of this Agreement.
     9. Notices. All notices or other communications required or permitted hereunder shall be in writing (except as otherwise provided herein), given in the manner provided in the Merger Agreement, and shall be deemed duly given when received, addressed as follows:
If to Parent or Merger Sub:
The Hanover Insurance Group, Inc.
440 Lincoln St.
Worcester, Massachusetts 01653
Attention: Andrew S. Robinson
Facsimile: (508) 855-2732
With a copy to:
Dykema Gossett PLLC
400 Renaissance Center
Detroit, Michigan 48243
Attention: Thomas S. Vaughn, Esq.
Facsimile: (313) 568-6915

4

Page 15 of 33 Pages

If to the Stockholder:
Mr. Stephen M. Tuuk
Professionals Direct, Inc.
5211 Cascade road, SE
P.O. Box 2679
Grand Rapids, Michigan 49501
Facsimile: (616) 456-6875
With a copy to:
Barnes & Thornburg LLP
300 Ottawa Avenue, NW, Suite 500
Grand Rapids, Michigan 49503
Attention: R. Paul Guerre, Esq.
Facsimile: (616) 742-3999
     10. Entire Agreement; Amendment. This Agreement, together with the documents expressly referred to herein, constitute the entire agreement among the parties hereto with respect to the subject matter contained herein and supersede all prior agreements and understandings among the parties with respect to such subject matter. This Agreement may not be modified, amended, altered or supplemented except by an agreement in writing executed by Parent and the Stockholder.
     11. Assigns. This Agreement shall be binding on and inure solely to the benefit of the parties hereto and their respective successors, assigns and personal representatives, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.
     12. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Michigan, without regard to the principles of conflicts of laws thereof.
     13. Injunctive Relief. The parties agree that in the event of a breach of any provision of this Agreement, the aggrieved party may be without an adequate remedy at law. The parties therefore agree that in the event of a breach of any provision of this Agreement, the aggrieved party shall be entitled to obtain in any court of competent jurisdiction a decree of specific performance or to enjoin the continuing breach of such provision in each case without the requirement that a bond be posted and without having to prove actual damages, as well as to obtain damages for breach of this Agreement. By seeking or obtaining such relief, the aggrieved party will not be precluded from seeking or obtaining any other relief to which it may be entitled.
     14. Counterparts; Facsimile Signatures. This Agreement may be executed, including execution by facsimile, in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same document.
     15. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such

5

Page 16 of 33 Pages

invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.
     16. Further Assurances. Each party hereto shall execute and deliver such additional documents and take such additional actions as may be necessary or desirable to consummate the transactions contemplated by this Agreement.
     17. Third Party Beneficiaries. Nothing in this Agreement, expressed or implied, shall be construed to give any person or entity other than the parties hereto any legal or equitable right, remedy or claim under or by reason of this Agreement or any provision contained herein.
     18. Stockholder Capacity. Notwithstanding anything herein to the contrary, the Stockholder makes no agreement or understanding herein in his or her capacity as a director or officer of the Company or any subsidiary of the Company, and the agreements set forth herein shall in no way restrict the Stockholder in the exercise of his or her fiduciary duties as a director or officer of the Company or any subsidiary of the Company or limit or affect any actions taken by the Stockholder in his capacity as an officer or director of the Company or any subsidiary of the Company. The Stockholder has executed this Agreement solely in his or her capacity as the record and/or beneficial holder of the Shares.
[Signatures on next page.]

6

Page 17 of 33 Pages

     IN WITNESS WHEREOF, Parent, Merger Sub and Stockholder have executed this Agreement or caused this Agreement to be executed by their duly authorized officers, as the case may be, each as of the date first above written.

THE HANOVER INSURANCE GROUP, INC.
By:	/s/ Andrew S. Robinson
Name:	Andrew S. Robinson
Title:	Senior Vice President

HANOVER ACQUISITION CORP.
By:	/s/ Andrew S. Robinson
Name:	Andrew S. Robinson
Title:	Vice President

STOCKHOLDER
By:	/s/ Stephen M. Tuuk
Stephen M. Tuuk

7

Page 18 of 33 Pages

Exhibit 3
VOTING AGREEMENT
     THIS VOTING AGREEMENT (the “Agreement”) is dated as of June 25, 2007 by and among The Hanover Insurance Group, Inc., a Delaware corporation (“Parent”), Hanover Acquisition Corp., a Michigan corporation and a subsidiary of Parent (“Merger Sub”) and Stephen M. Westfield (the “Stockholder”).
WITNESSETH:
     WHEREAS, Parent, Professionals Direct, Inc., a Michigan corporation (“Company”) and Merger Sub are entering into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), pursuant to which Parent will acquire all of the outstanding shares of common stock (“Common Stock”) of Company pursuant to a merger of Merger Sub with and into Company (the “Merger”);
     WHEREAS, the Stockholder owns, as of the date hereof, 10,000 shares of Common Stock (the “Shares”);
     WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, and in reliance on the representations, warranties, covenants and agreements of the Stockholder hereunder, Parent and Merger Sub have requested that the Stockholder agree, and the Stockholder has agreed, to enter into this Agreement; and
     WHEREAS, this Agreement is being entered into concurrently with the execution of the Merger Agreement.
     NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements herein contained, the parties agree as follows. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Merger Agreement.
     1. Agreement to Vote. The Stockholder hereby agrees that, during the term of this Agreement, at any meeting of the stockholders of Company, however called, and in any action by consent of the stockholders of Company, however taken, the Stockholder shall cause all of the Shares owned by Stockholder to be present for quorum purposes and to vote at such meeting and shall cause all of the Shares to be voted in any such consent, and in either case, shall: (a) vote the Shares in favor of the adoption of the Merger Agreement and approval of the Merger and any of the transactions contemplated by the Merger Agreement (as amended from time to time, except for any amendment, modification or waiver that results in termination of this Agreement pursuant to Section 4 hereof); (b) vote the Shares against any action or agreement that would, or would reasonably be expected to, result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or that would result in a failure to satisfy any condition on the part of the Company to be satisfied under the Merger Agreement; and (c) vote the Shares against any action or agreement, including but not limited to any extraordinary corporate transaction (other than the Merger), such as a merger, other business combination, recapitalization, reorganization or liquidation, involving the Company that would, or would reasonably be expected to, impede, interfere with, delay, postpone or attempt to discourage the Merger.

Page 19 of 33 Pages

     2. Irrevocable Proxy. In furtherance of Section 1, the Stockholder hereby irrevocably grants to, and appoints, Parent, and any individual designated in writing by Parent, and each of them individually, as Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Stockholder, to vote, act by written consent or grant a consent, proxy or approval with respect to the Shares in accordance with Section 1 hereof (i) at any meeting of the stockholders of the Company called with respect to any of the matters specified in this Agreement and (ii) by execution of a written consent to action in lieu of any such meeting. The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance on its execution and delivery of this Agreement. The Stockholder hereby affirms that the proxy set forth in this Section 2 is given by it in connection with the execution of the Merger Agreement, that such proxy is irrevocable and that such irrevocable proxy is given to secure the performance of its duties under this Agreement. Except as otherwise provided for herein, the Stockholder hereby (i) affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked, (ii) ratifies and confirms all that the proxies appointed hereunder may lawfully do or cause to be done by virtue hereof and (iii) affirms that this irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 422 of the Michigan Business Corporation Act. Notwithstanding any other provision of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate on the termination of this Agreement pursuant to Section 4.
     3. Representations and Warranties of Stockholder. The Stockholder represents and warrants to Parent and Merger Sub with respect to itself and the Shares that are owned by it as follows:
     3.1 Ownership of Shares. On the date hereof, Stockholder is the sole or shared record or beneficial owner of the Shares. For purposes of this Agreement, beneficial ownership of securities shall be determined in accordance, with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Stockholder currently has with respect to the Shares, and at Closing will have with respect to such Shares, directly or indirectly, sole or shared, good, valid and marketable title, free and clear of all liens, encumbrances, restrictions, options, warrants, rights to purchase, voting agreements or voting trusts, and claims of every kind (other than the encumbrances created by this Agreement and other than restrictions on transfer under applicable federal and state securities laws). On the date hereof, the Shares constitute all of the shares of Common Stock of the Company owned of record or beneficially owned by the Stockholder.
     3.2 Power; Binding Agreement. Stockholder has the full legal right, power and authority to enter into and perform all of Stockholder’s obligations under this Agreement. The execution, delivery and performance of this Agreement by Stockholder will not violate any other agreement to which Stockholder is a party including, without limitation, any voting agreement, stockholder agreement or voting trust. This Agreement has been duly authorized, executed and delivered by Stockholder and constitutes a legal, valid and binding agreement of Stockholder, enforceable in accordance with its terms. The execution, delivery and performance of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, contravene, conflict with, or result in any violation of, breach

2

Page 20 of 33 Pages

of or default by (with or without notice or lapse of time, or both) the Stockholder under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the Shares under, any provision of: (i) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to the Stockholder or (ii) any judgment, order, decree, statute, law, ordinance, injunction, rule or regulation applicable to the Stockholder or any of the Shares, other than such conflicts, violations, defaults, rights, liens, security interests, charges or encumbrances that, individually or in the aggregate, would not materially impair the ability of the Stockholder to perform its obligations hereunder.
     3.3 Finder’s Fees. No person or entity is, or will be, entitled to any commission or finder’s fees from Stockholder in connection with this Agreement or the transactions contemplated herein.
     3.4 Sophistication. The Stockholder acknowledges being a sophisticated investor who, together with their financial advisors and independent legal counsel, has undertaken such investigation as they have deemed necessary, including inquiries of the Company and review of the Merger Agreement and this Agreement, to enable the Stockholder to make an informed and intelligent decision with respect to the Merger Agreement and this Agreement, and the transactions contemplated hereby.
     4. Termination. The term of this Agreement commences on the execution and delivery of this Agreement by all of the parties hereto and continues until it is terminated in accordance with its terms. The Agreement may be terminated as to the Stockholder at any time by mutual written consent of the Stockholder and Parent. This Agreement, and all the obligations of the Stockholder hereunder shall terminate, without any action by the parties hereto, upon the earliest to occur of (a) in the event of an amendment or modification to or waiver under the Merger Agreement that is or would be adverse to the Stockholder, upon such amendment, modification, waiver or reduction, (b) in the event the Merger Agreement is terminated by any party in accordance with its terms, upon such termination, or (c) in the event the Merger is consummated, upon the Effective Time (as defined in the Merger Agreement).
     5. Expenses. Each party hereto will pay all of its expenses in connection with the transactions contemplated by this Agreement including, without limitation, the fees and expenses of its counsel and other advisers.
     6. No Disposition or Encumbrance of Shares; No Proxies. The Stockholder represents, covenants and agrees that, except for the proxy granted in Section 2 and as contemplated by this Agreement: (a) Stockholder will not, directly or indirectly, during the term of this Agreement, offer for sale or agree to sell, transfer, tender, assign, pledge, hypothecate or otherwise dispose of or enter into any contract, option or other arrangement or understanding with respect to, or consent to, the offer for sale, sale, transfer, tender, pledge, hypothecation, encumbrance, assignment or other disposition of, or create any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on voting rights, charge or other encumbrance of any nature whatsoever with respect to any or all of the Shares or any interest thereon now legally and/or beneficially owned by the Stockholder; (b) Stockholder shall not,

3

Page 21 of 33 Pages

during the term of this Agreement, grant any proxy, irrevocable proxy or power of attorney or deposit any Shares into a voting trust or enter into a voting agreement with respect to the voting of the Shares (each, a “Voting Proxy”) with any person except to vote in favor of any of the transactions contemplated by this Agreement or the Merger Agreement; (c) Stockholder has granted no Voting Proxy which is currently (or which during the term of this Agreement will become) effective with respect to the Shares, and if any Voting Proxy has been granted to any person, such Voting Proxy is hereby revoked; (d) no Voting Proxy shall be given or written consent executed by the Stockholder after the date hereof with respect to the Shares (and if given or executed, shall not be effective) so long as this Agreement remains in effect; and (e) during the term of this Agreement, Stockholder shall not, and shall not offer to agree to, acquire any additional shares of Common Stock without the prior written consent of Parent or Merger Sub.
     7. Shares. The only Shares covered by this Agreement shall be the Shares owned by the Stockholder on the date hereof, unless the Parent elects in writing to have any other Shares hereafter acquired by the Stockholder covered by this Agreement.
     8. Survival of Representations and Warranties. The representations and warranties of the Stockholder set forth in Section 3 hereof shall not survive the termination of this Agreement.
     9. Notices. All notices or other communications required or permitted hereunder shall be in writing (except as otherwise provided herein), given in the manner provided in the Merger Agreement, and shall be deemed duly given when received, addressed as follows:
If to Parent or Merger Sub:
The Hanover Insurance Group, Inc.
440 Lincoln St.
Worcester, Massachusetts 01653
Attention: Andrew S. Robinson
Facsimile: (508) 855-2732
With a copy to:
Dykema Gossett PLLC
400 Renaissance Center
Detroit, Michigan 48243
Attention: Thomas S. Vaughn, Esq.
Facsimile: (313) 568-6915

4

Page 22 of 33 Pages

If to the Stockholder:
Mr. Stephen M. Westfield
Professionals Direct, Inc.
5211 Cascade road, SE
P.O. Box 2679
Grand Rapids, Michigan 49501
Facsimile: (616) 456-6875
With a copy to:
Barnes & Thornburg LLP
300 Ottawa Avenue, NW, Suite 500
Grand Rapids, Michigan 49503
Attention: R. Paul Guerre, Esq.
Facsimile: (616) 742-3999
     10. Entire Agreement; Amendment. This Agreement, together with the documents expressly referred to herein, constitute the entire agreement among the parties hereto with respect to the subject matter contained herein and supersede all prior agreements and understandings among the parties with respect to such subject matter. This Agreement may not be modified, amended, altered or supplemented except by an agreement in writing executed by Parent and the Stockholder.
     11. Assigns. This Agreement shall be binding on and inure solely to the benefit of the parties hereto and their respective successors, assigns and personal representatives, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.
     12. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Michigan, without regard to the principles of conflicts of laws thereof.
     13. Injunctive Relief. The parties agree that in the event of a breach of any provision of this Agreement, the aggrieved party may be without an adequate remedy at law. The parties therefore agree that in the event of a breach of any provision of this Agreement, the aggrieved party shall be entitled to obtain in any court of competent jurisdiction a decree of specific performance or to enjoin the continuing breach of such provision in each case without the requirement that a bond be posted and without having to prove actual damages, as well as to obtain damages for breach of this Agreement. By seeking or obtaining such relief, the aggrieved party will not be precluded from seeking or obtaining any other relief to which it may be entitled.
     14. Counterparts; Facsimile Signatures. This Agreement may be executed, including execution by facsimile, in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same document.
     15. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such

5

Page 23 of 33 Pages

invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.
     16. Further Assurances. Each party hereto shall execute and deliver such additional documents and take such additional actions as may be necessary or desirable to consummate the transactions contemplated by this Agreement.
     17. Third Party Beneficiaries. Nothing in this Agreement, expressed or implied, shall be construed to give any person or entity other than the parties hereto any legal or equitable right, remedy or claim under or by reason of this Agreement or any provision contained herein.
     18. Stockholder Capacity. Notwithstanding anything herein to the contrary, the Stockholder makes no agreement or understanding herein in his or her capacity as a director or officer of the Company or any subsidiary of the Company, and the agreements set forth herein shall in no way restrict the Stockholder in the exercise of his or her fiduciary duties as a director or officer of the Company or any subsidiary of the Company or limit or affect any actions taken by the Stockholder in his capacity as an officer or director of the Company or any subsidiary of the Company. The Stockholder has executed this Agreement solely in his or her capacity as the record and/or beneficial holder of the Shares.
[Signatures on next page.]

6

Page 24 of 33 Pages

     IN WITNESS WHEREOF, Parent, Merger Sub and Stockholder have executed this Agreement or caused this Agreement to be executed by their duly authorized officers, as the case may be, each as of the date first above written.

THE HANOVER INSURANCE GROUP, INC.
By:	/s/ Andrew S. Robinson
Name:	Andrew S. Robinson
Title:	Senior Vice President

HANOVER ACQUISITION CORP.
By:	/s/ Andrew S. Robinson
Name:	Andrew S. Robinson
Title:	Vice President

STOCKHOLDER
By:	/s/ Stephen M. Westfield
Stephen M. Westfield

7

Page 25 of 33 Pages

Exhibit 4
VOTING AGREEMENT
     THIS VOTING AGREEMENT (the “Agreement”) is dated as of June 25, 2007 by and among The Hanover Insurance Group, Inc., a Delaware corporation (“Parent”), Hanover Acquisition Corp., a Michigan corporation and a subsidiary of Parent (“Merger Sub”) and Tracy T. Larsen (the “Stockholder”).
WITNESSETH:
     WHEREAS, Parent, Professionals Direct, Inc., a Michigan corporation (“Company”) and Merger Sub are entering into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), pursuant to which Parent will acquire all of the outstanding shares of common stock (“Common Stock”) of Company pursuant to a merger of Merger Sub with and into Company (the “Merger”);
     WHEREAS, the Stockholder owns, as of the date hereof, 6,000 shares of Common Stock (the “Shares”);
     WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, and in reliance on the representations, warranties, covenants and agreements of the Stockholder hereunder, Parent and Merger Sub have requested that the Stockholder agree, and the Stockholder has agreed, to enter into this Agreement; and
     WHEREAS, this Agreement is being entered into concurrently with the execution of the Merger Agreement.
     NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements herein contained, the parties agree as follows. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Merger Agreement.
     1. Agreement to Vote. The Stockholder hereby agrees that, during the term of this Agreement, at any meeting of the stockholders of Company, however called, and in any action by consent of the stockholders of Company, however taken, the Stockholder shall cause all of the Shares owned by Stockholder to be present for quorum purposes and to vote at such meeting and shall cause all of the Shares to be voted in any such consent, and in either case, shall: (a) vote the Shares in favor of the adoption of the Merger Agreement and approval of the Merger and any of the transactions contemplated by the Merger Agreement (as amended from time to time, except for any amendment, modification or waiver that results in termination of this Agreement pursuant to Section 4 hereof); (b) vote the Shares against any action or agreement that would, or would reasonably be expected to, result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or that would result in a failure to satisfy any condition on the part of the Company to be satisfied under the Merger Agreement; and (c) vote the Shares against any action or agreement, including but not limited to any extraordinary corporate transaction (other than the Merger), such as a merger, other business combination, recapitalization, reorganization or liquidation, involving the Company that would, or would reasonably be expected to, impede, interfere with, delay, postpone or attempt to discourage the Merger.

Page 26 of 33 Pages

     2. Irrevocable Proxy. In furtherance of Section 1, the Stockholder hereby irrevocably grants to, and appoints, Parent, and any individual designated in writing by Parent, and each of them individually, as Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Stockholder, to vote, act by written consent or grant a consent, proxy or approval with respect to the Shares in accordance with Section 1 hereof (i) at any meeting of the stockholders of the Company called with respect to any of the matters specified in this Agreement and (ii) by execution of a written consent to action in lieu of any such meeting. The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance on its execution and delivery of this Agreement. The Stockholder hereby affirms that the proxy set forth in this Section 2 is given by it in connection with the execution of the Merger Agreement, that such proxy is irrevocable and that such irrevocable proxy is given to secure the performance of its duties under this Agreement. Except as otherwise provided for herein, the Stockholder hereby (i) affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked, (ii) ratifies and confirms all that the proxies appointed hereunder may lawfully do or cause to be done by virtue hereof and (iii) affirms that this irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 422 of the Michigan Business Corporation Act. Notwithstanding any other provision of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate on the termination of this Agreement pursuant to Section 4.
     3. Representations and Warranties of Stockholder. The Stockholder represents and warrants to Parent and Merger Sub with respect to itself and the Shares that are owned by it as follows:
     3.1 Ownership of Shares. On the date hereof, Stockholder is the sole record and beneficial owner of the Shares. For purposes of this Agreement, beneficial ownership of securities shall be determined in accordance, with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Stockholder currently has with respect to the Shares, and at Closing will have with respect to such Shares, good, valid and marketable title, free and clear of all liens, encumbrances, restrictions, options, warrants, rights to purchase, voting agreements or voting trusts, and claims of every kind (other than the encumbrances created by this Agreement and other than restrictions on transfer under applicable federal and state securities laws). On the date hereof, the Shares constitute all of the shares of Common Stock of the Company owned of record or beneficially owned by the Stockholder.
     3.2 Power; Binding Agreement. Stockholder has the full legal right, power and authority to enter into and perform all of Stockholder’s obligations under this Agreement. The execution, delivery and performance of this Agreement by Stockholder will not violate any other agreement to which Stockholder is a party including, without limitation, any voting agreement, stockholder agreement or voting trust. This Agreement has been duly authorized, executed and delivered by Stockholder and constitutes a legal, valid and binding agreement of Stockholder, enforceable in accordance with its terms. The execution, delivery and performance of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, contravene, conflict with, or result in any violation of, breach of or default by (with or without notice or lapse of time, or both) the Stockholder under,

Page 27 of 33 Pages

or give rise to a right of termination, cancellation or acceleration of any obligation under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the Shares under, any provision of: (i) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to the Stockholder or (ii) any judgment, order, decree, statute, law, ordinance, injunction, rule or regulation applicable to the Stockholder or any of the Shares, other than such conflicts, violations, defaults, rights, liens, security interests, charges or encumbrances that, individually or in the aggregate, would not materially impair the ability of the Stockholder to perform its obligations hereunder.
     3.3 Finder’s Fees. No person or entity is, or will be, entitled to any commission or finder’s fees from Stockholder in connection with this Agreement or the transactions contemplated herein.
     3.4 Sophistication. The Stockholder acknowledges being a sophisticated investor who, together with their financial advisors and independent legal counsel, has undertaken such investigation as they have deemed necessary, including inquiries of the Company and review of the Merger Agreement and this Agreement, to enable the Stockholder to make an informed and intelligent decision with respect to the Merger Agreement and this Agreement, and the transactions contemplated hereby.
     4. Termination. The term of this Agreement commences on the execution and delivery of this Agreement by all of the parties hereto and continues until it is terminated in accordance with its terms. The Agreement may be terminated as to the Stockholder at any time by mutual written consent of the Stockholder and Parent. This Agreement, and all the obligations of the Stockholder hereunder shall terminate, without any action by the parties hereto, upon the earliest to occur of (a) in the event of an amendment or modification to or waiver under the Merger Agreement that is or would be adverse to the Stockholder, upon such amendment, modification, waiver or reduction, (b) in the event the Merger Agreement is terminated by any party in accordance with its terms, upon such termination, (c) in the event the Merger is consummated, upon the Effective Time (as defined in the Merger Agreement), or (d) the determination by the Stockholder after receiving the advice of legal counsel that failure to terminate this Agreement would be inconsistent with his fiduciary duties as Chairman of the Special Committee of the Board of Directors of the Company.
     5. Expenses. Each party hereto will pay all of its expenses in connection with the transactions contemplated by this Agreement including, without limitation, the fees and expenses of its counsel and other advisers.
     6. No Disposition or Encumbrance of Shares; No Proxies. The Stockholder represents, covenants and agrees that, except for the proxy granted in Section 2 and as contemplated by this Agreement: (a) Stockholder will not, directly or indirectly, during the term of this Agreement, offer for sale or agree to sell, transfer, tender, assign, pledge, hypothecate or otherwise dispose of or enter into any contract, option or other arrangement or understanding with respect to, or consent to, the offer for sale, sale, transfer, tender, pledge, hypothecation, encumbrance, assignment or other disposition of, or create any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on voting rights, charge or other

Page 28 of 33 Pages

encumbrance of any nature whatsoever with respect to any or all of the Shares or any interest thereon now legally and/or beneficially owned by the Stockholder; (b) Stockholder shall not, during the term of this Agreement, grant any proxy, irrevocable proxy or power of attorney or deposit any Shares into a voting trust or enter into a voting agreement with respect to the voting of the Shares (each, a “Voting Proxy”) with any person except to vote in favor of any of the transactions contemplated by this Agreement or the Merger Agreement; (c) Stockholder has granted no Voting Proxy which is currently (or which during the term of this Agreement will become) effective with respect to the Shares, and if any Voting Proxy has been granted to any person, such Voting Proxy is hereby revoked; (d) no Voting Proxy shall be given or written consent executed by the Stockholder after the date hereof with respect to the Shares (and if given or executed, shall not be effective) so long as this Agreement remains in effect; and (e) during the term of this Agreement, Stockholder shall not, and shall not offer to agree to, acquire any additional shares of Common Stock without the prior written consent of Parent or Merger Sub.
     7. Shares. The only Shares covered by this Agreement shall be the Shares owned by the Stockholder on the date hereof, unless the Parent elects in writing to have any other Shares hereafter acquired by the Stockholder covered by this Agreement.
     8. Survival of Representations and Warranties. The representations and warranties of the Stockholder set forth in Section 3 hereof shall not survive the termination of this Agreement.
     9. Notices. All notices or other communications required or permitted hereunder shall be in writing (except as otherwise provided herein), given in the manner provided in the Merger Agreement, and shall be deemed duly given when received, addressed as follows:
If to Parent or Merger Sub:
The Hanover Insurance Group, Inc.
440 Lincoln St.
Worcester, Massachusetts 01653
Attention: Andrew S. Robinson
Facsimile: (508) 855-2732
With a copy to:
Dykema Gossett PLLC
400 Renaissance Center
Detroit, Michigan 48243
Attention: Thomas S. Vaughn, Esq.
Facsimile: (313) 568-6915

Page 29 of 33 Pages

If to the Stockholder:
Mr. Tracy T. Larsen
Barnes & Thornburg LLP
300 Ottawa Avenue, NW, Suite 500
Grand Rapids, Michigan 49503
Facsimile: (616) 742-3999
With a copy to:
Barnes & Thornburg LLP
300 Ottawa Avenue, NW, Suite 500
Grand Rapids, Michigan 49503
Attention: R. Paul Guerre, Esq.
Facsimile: (616) 742-3999
     10. Entire Agreement; Amendment. This Agreement, together with the documents expressly referred to herein, constitute the entire agreement among the parties hereto with respect to the subject matter contained herein and supersede all prior agreements and understandings among the parties with respect to such subject matter. This Agreement may not be modified, amended, altered or supplemented except by an agreement in writing executed by Parent and the Stockholder.
     11. Assigns. This Agreement shall be binding on and inure solely to the benefit of the parties hereto and their respective successors, assigns and personal representatives, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.
     12. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Michigan, without regard to the principles of conflicts of laws thereof.
     13. Injunctive Relief. The parties agree that in the event of a breach of any provision of this Agreement, the aggrieved party may be without an adequate remedy at law. The parties therefore agree that in the event of a breach of any provision of this Agreement, the aggrieved party shall be entitled to obtain in any court of competent jurisdiction a decree of specific performance or to enjoin the continuing breach of such provision in each case without the requirement that a bond be posted and without having to prove actual damages, as well as to obtain damages for breach of this Agreement. By seeking or obtaining such relief, the aggrieved party will not be precluded from seeking or obtaining any other relief to which it may be entitled.
     14. Counterparts; Facsimile Signatures. This Agreement may be executed, including execution by facsimile, in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same document.
     15. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms

Page 30 of 33 Pages

and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.
     16. Further Assurances. Each party hereto shall execute and deliver such additional documents and take such additional actions as may be necessary or desirable to consummate the transactions contemplated by this Agreement.
     17. Third Party Beneficiaries. Nothing in this Agreement, expressed or implied, shall be construed to give any person or entity other than the parties hereto any legal or equitable right, remedy or claim under or by reason of this Agreement or any provision contained herein.
     18. Stockholder Capacity. Notwithstanding anything herein to the contrary, the Stockholder makes no agreement or understanding herein in his or her capacity as a director or officer of the Company or any subsidiary of the Company, and the agreements set forth herein shall in no way restrict the Stockholder in the exercise of his or her fiduciary duties as a director or officer of the Company or any subsidiary of the Company or limit or affect any actions taken by the Stockholder in his capacity as an officer or director of the Company or any subsidiary of the Company. The Stockholder has executed this Agreement solely in his or her capacity as the record and/or beneficial holder of the Shares.
[Signatures on next page.]

Page 31 of 33 Pages

     IN WITNESS WHEREOF, Parent, Merger Sub and Stockholder have executed this Agreement or caused this Agreement to be executed by their duly authorized officers, as the case may be, each as of the date first above written.

THE HANOVER INSURANCE GROUP, INC.
By:	/s/ Andrew S. Robinson
Name:	Andrew S. Robinson
Title:	Senior Vice President

HANOVER ACQUISITION CORP.
By:	/s/ Andrew S. Robinson
Name:	Andrew S. Robinson
Title:	Vice President

STOCKHOLDER
By:	/s/ Tracy T. Larsen
Tracy T. Larsen

Page 32 of 33 Pages

SCHEDULE I TO SCHEDULE 13D
THE HANOVER INSURANCE GROUP, INC.
The Directors of The Hanover Insurance Group, Inc. are:

Name and Address of
Director	Title	Business Address	Principal Occupation	Employer
Michael P. Angelini	Chairman of the Board	440 Lincoln Street, Worcester, MA 01653	Attorney	Bowditch & Dewey LLP 311 Main Street Worcester, MA 01608

P. Kevin Condron	Director	440 Lincoln Street, Worcester, MA 01653	Chairman and Chief Executive Officer	The Granite Group LLC 6 Storrs Street Concord, NH 03301

Frederick H. Eppinger	Director	440 Lincoln Street, Worcester, MA 01653	Chief Executive Officer and President	The Hanover Insurance Group, Inc. 440 Lincoln Street, Worcester, MA 01653

Neal F. Finnegan	Director	440 Lincoln Street, Worcester, MA 01653	N/A	N/A

David J. Gallitano	Director	440 Lincoln Street, Worcester, MA 01653	President	Tucker, Inc. 19 Southgate Avenue Annapolis, MD 21401

Gail L. Harrison	Director	440 Lincoln Street, Worcester, MA 01653	Executive Vice President	Powell Tate 700 13th Street, NW Washington, DC 20005

Wendell J. Knox	Director	440 Lincoln Street, Worcester, MA 01653	President and Chief Executive Officer	Abt Associates 55 Wheeler Street Cambridge, MA 02138

Robert J. Murray	Director	440 Lincoln Street, Worcester, MA 01653	N/A	N/A

Joseph R. Ramrath	Director	440 Lincoln Street, Worcester, MA 01653	Managing Director	Colchester Partners LLC 175 Federal Street Boston, MA 02110
The Executive Officers of The Hanover Insurance Group, Inc. are:

Officer	Title	Business Address
Bryan D. Allen	Vice President and Chief Human Resources Officer	440 Lincoln Street, Worcester, MA 01653

Frederick H. Eppinger	President and Chief Executive Officer	440 Lincoln Street, Worcester, MA 01653

J. Kendall Huber	Senior Vice President, General Counsel and Assistant Secretary	440 Lincoln Street, Worcester, MA 01653

Edward J. Parry III	Executive Vice President, Chief Financial Officer, Principal Accounting Officer and Assistant Treasurer	440 Lincoln Street, Worcester, MA 01653

Gregory D. Tranter	Senior Vice President and Chief Information Officer	440 Lincoln Street, Worcester, MA 01653

Marita Zuraitis	Executive Vice President	440 Lincoln Street, Worcester, MA 01653

Page 33 of 33 Pages

SCHEDULE II TO SCHEDULE 13D
HANOVER ACQUISITION CORP.
The Directors and Officers of Hanover Acquisition Corp. are:

Individual	Title	Business Address
Charles F. Cronin	Secretary	440 Lincoln Street, Worcester, MA 01653

David J. Firstenberg	Director and President	440 Lincoln Street, Worcester, MA 01653

J. Kendall Huber	Director	440 Lincoln Street, Worcester, MA 01653

Andrew S. Robinson	Director and Vice President	440 Lincoln Street, Worcester, MA 01653

John R. Larson	Treasurer	440 Lincoln Street, Worcester, MA 01653
Each of the foregoing serves as an officer of The Hanover Insurance Group, Inc.